

December 29, 2014

Via E-mail
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd., Suite 260
Daly City, CA 94015

   Re: Hybrid Coating Technologies Inc.
   Preliminary Information Statement on Schedule 14C
   Filed November 21, 2014
   File No. 000-53459

Dear Mr. Kristul:

   We have reviewed your letter dated December 22, 2014 and have the following comments.

1. We note your response to comment one of our letter dated December 19, 2014. Please revise your Information Statement to affirmatively state that you have no such plans, proposals, or time, written or otherwise, to issue any of the Series A preferred stock or Series B preferred stock.

2. We note your response to comment two of our letter dated December 19, 2014 and we reissue the comment. The manner in which you obtained the consents from the consenting shareholders is not clear. We are interested in understanding the specific process by which you obtained the consents, particularly those from non-management. Please explain and provide a legal analysis detailing the basis upon which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Rule 14a-1(l). If you believe you engaged in an exempt solicitation, please identify the specific exemption you relied upon and explain how you complied with such exemption.

   Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

                                 Sincerely,

                                 /s/ Jay Ingram

                                 Jay Ingram
                                 Legal Branch Chief